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                                                                     EXHIBIT 5.2




          [LETTERHEAD OF LUKAS, MCGOWAN, NACE & GUTIERREZ, CHARTERED]







                               November 10, 1995





To the Purchasers party to
   the Convertible Preferred
   Stock Purchase Agreement
   referred to below

         Re:     PCS DEVELOPMENT CORPORATION

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 3.5 of the Convertible Preferred Stock Purchase Agreement dated as of November 10, 1995 (the "Agreement") by and among PCS Development Corporation, a Delaware corporation (the "Company") and each of the Purchasers listed on Schedule I thereto (the "Purchasers"). Unless otherwise indicated, capitalized terms used in this opinion have the meanings ascribed to them in the Agreement.

         This firm has acted as communications counsel for the Company. In connection with the delivery of this opinion, we have examined a copy of the Agreement and other Related Documents. We have also examined those records maintained by the Federal Communications Commission ("FCC") that are available for public inspection, and such other documents and matters of law as we have deemed necessary or appropriate for purposes of this opinion. We have also interviewed appropriate representatives of the Company as we have deemed reasonably necessary to render this opinion. Further, we obtained a ruling from the FCC's Commercial Wireless Division staff as to whether the FCC would apply the unjust enrichment provision of Section 24.309(f) should the total equity interest held by the Control Group in the Company be reduced to less than twenty-five percent (25%) and describe the nature of that ruling on Exhibit B (the "Ruling") (collectively, "Our Inquiry"). Based upon this Ruling, and in reliance on our opinion in this letter, we have been informed that the Company does not intend to accept the Conditional Subscription Agreements of Sloan Communications, Inc., Dobson Family Corp. and Sullivan Revocable Trust to purchase Convertible Preferred Stock or Class B Common Stock of the Company at or prior
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to the sale of the Convertible Preferred Stock under the Agreement.

         In making Our Inquiry, we have assumed, without independent verification, the genuineness of all signatures (whether original or photostatic) and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or photostatic copies. We have also assumed the accuracy and completeness of the FCC's files. We have also assumed the due authorization, execution and delivery of the Agreement by the parties thereto as well as the legal rights and powers of the parties, under all applicable laws and regulations, to enter into, execute, deliver and perform their obligations pursuant to the Agreement. As to all questions of fact material to this opinion, we have relied solely upon the representations and warranties of the Company contained in the Agreement and made by its representatives as part of Our Inquiry. We have assumed, without independent verification, the accuracy of the relevant facts stated therein.

         When used in this opinion, the term "our knowledge" refers to the actual knowledge of the attorneys currently in this firm who have been actively involved in the Company's representation. Whenever our opinion with respect to the existence or nonexistence of facts is qualified by the phrase "to the best of our knowledge," or some similar phrase, it is intended to indicate that no information has come to the attention of those attorneys in the course of our representation that would give them actual knowledge that our opinion with respect to the existence or nonexistence of such facts is inaccurate. We have not undertaken any independent investigation of the Company or their facilities to determine the existence or nonexistence of such facts, other than Our Inquiry identified above. Our opinion, therefore, does not encompass any matter which would be apparent, inter alia, only as a result of such an investigation. Whenever our opinion is qualified by the phrase "after Our Inquiry" or some similar phrase, it is intended to indicate that we undertook Our Inquiry as described herein, but did not undertake any independent investigation or evaluation to confirm the accuracy or completeness of the responses to Our Inquiry. No inference as to our knowledge of the existence or nonexistence of facts, other than facts of which we have obtained actual knowledge as a result of our representation, should be drawn from the fact of our representation of the Company.

         This opinion is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this opinion should be read in conjunction therewith.

         For the purpose of giving this opinion, we are not admitted in and do not practice in any jurisdiction other than the District of





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Columbia.  This opinion should not be construed to render any opinion on any matter of state law with respect to the Company. Moreover, this opinion is limited solely to matters arising under the Communications Act of 1934, as amended ("Act"), the FCC's rules, regulations, and published policies ("Rules"), and this firm's representation of the Company before the FCC.

         Based upon and subject to the foregoing, and subject to the limitations, qualifications and exceptions set forth herein, we are of the opinion, to our knowledge, after the Inquiry, that:

         1. Exhibit A to this letter is a list of the operating licenses issued by the FCC to the Company ("FCC Licenses"). The FCC Licenses are in full force and effect and have not been reversed, stayed, set aside, annulled or suspended. The FCC Licenses are valid until the expiration date shown on the face of the FCC Licenses, subject to the construction requirements of 47 C.F.R. Section 24.103(b). The FCC Licenses are the only licenses, permits, authorizations, consents or approvals required under the Act and the Rules for the construction and operation of the national narrowband PCS system discussed in the Private Placement Memorandum.

         2. No exemption, consent, approval, order or authorization of, or registration, declaration or filing with, the FCC is required by the Company in connection with the issuance and sale of the Convertible Preferred Stock.

         3. The issuance and sale of the Convertible Preferred Stock by the Company will not result in the application to the Company of the FCC's unjust enrichment sanctions with respect to the Company's classification as a small business or a business owned by members of minority groups and/or women.

         4. There is not now pending or threatened any litigation, proceeding, inquiry or investigation before the FCC that might result in a termination, revocation or other material impairment of the FCC Licenses. To the best of our knowledge, after Our Inquiry, the Company is not now subject to any effective or proposed Notice of Apparent Liability.

         5. Neither the issuance and sale of the Convertible Preferred Stock of the Company, nor the execution of the Agreement or any other Related Document, nor compliance with the terms and provisions thereof, nor the Company's non-acceptance of the Conditional Subscription Agreements of Sloan Communications, Inc., Dobson Family Corp. and Sullivan Revocable Trust, nor the consummation of any of the transactions contemplated therein, will contravene any provision of the Act or the Rules with respect to the FCC Licenses.





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         This opinion is being provided to you only for your use.  This opinion may not be quoted to, copied, delivered to, or relied upon by anyone other than you in connection with the transaction and for no other purpose without our prior written consent. This opinion is effective only as of the date hereof and we undertake no professional responsibility to advise you as to any subsequent event either in the nature of a change of fact or law, as to which we may become aware. This opinion should not be assumed to state general principles of law applicable to transactions of this kind. Where opinions are expressed concerning the financial effect or possible effect of any event upon the Company or its business, you should be advised that we have no particular expertise in such matters, and you rely on such opinion at your risk.

                                  Very truly yours,

                                  LUKAS, MCGOWAN, NACE & GUTIERREZ, CHARTERED



                                  By:
                                     -------------------------------------------
                                          Gerald S. McGowan





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                                                                       EXHIBIT A

                          PCS DEVELOPMENT CORPORATION

                  Personal Communications Service - Narrowband

Call Sign        Market                   Channel Block              File No.
- ---------        ------                   -------------              --------
KNKV213          R-01, Region 1                13               00013-CN-L-95
KNKV219          R-02, Region 2                13               00019-CN-L-95
KNKV225          R-03, Region 3                13               00025-CN-L-95
KNKV231          R-04, Region 4                13               00031-CN-L-95
KNKV237          R-05, Region 5                13               00037-CN-L-95





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                                                                       EXHIBIT B

                             FCC COMPLIANCE ISSUES

         The Company is considered a Designated Entity under the Rules governing the licensing of narrowband PCS as both a small business and a minority/woman-owned business. As such, the Control Group of the Company must hold 50.1% of the Company's voting interest and at least 25% of the Company's total equity on a fully diluted basis.

         Upon consummation of the transactions contemplated by the Agreement, the Control Group will continue to hold 50.1% of the Company's voting interest, but less than 25% of the Company's total equity on a fully diluted basis.

         On October 3, 1995, the Company disclosed to the FCC the details of the transactions contemplated by the Agreement and its effect on the Control Group (a copy attached hereto). On October 10, 1995, the law firm of Lukas, McGowan, Nace & Gutierrez, Chartered ("LMN&G") requested a ruling from the FCC's Commercial Wireless Division Staff ("FCC Staff") that dilution of a control group's interest premised on the facts of the transactions contemplated by the Agreement would not result in the FCC's application of the Unjust Enrichment Provisions (a copy attached hereto). On October 25, 1995, LMN&G received a response to its request in which the FCC Staff stated that the Unjust Enrichment Provisions would not be applied so long as the Control Group continued to hold at least 50.1% of the voting interest of the narrowband PCS licensee (a copy attached hereto).





                      [ATTACHMENTS FILED AS EXHIBIT 99.1]





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